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                                                         OMB APPROVAL
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                           UNITED STATES            OMB Number: 3235-0145
               SECURITIES AND EXCHANGE COMMISSION   Expires: October 31, 1997
                       WASHINGTON, D.C. 20549       Estimated average burden
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                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)*
                                             ---

                              AST RESEARCH, INC.
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                               (Name of Issuer)

                         COMMON STOCK, $.01 par value
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                        (Title of Class of Securities)

                                   001907104
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                                (CUSIP Number)

                            Thomas D. Magill, Esq.
                          Gibson, Dunn & Crutcher LLP
                                 4 Park Plaza
                               Irvine, CA  92614
                                (714) 451-3855
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                               January 30, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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          This Amendment No. 12 amends and supplements the Schedule 13D dated
March 6, 1995, as amended (the "Schedule 13D") of Samsung Electronics Co., Ltd., a Korean corporation and its subsidiary Samsung Electronics America, Inc., a New York corporation (collectively, "Samsung"), with respect to the Common Stock, $.01 par value, of AST Research, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          On January 30, 1997, Samsung delivered a letter from Jong Yong Yun, President and Chief Executive Officer of Samsung, addressed to the Independent Directors of the Company, proposing to enter into negotiations with respect to the acquisition by Samsung of all of the outstanding shares of common stock of the Company not currently owned by Samsung or its affiliates at a price of $5.10 per share. Consummation of the proposed acquisition would be subject to several conditions, including negotiation and execution of a mutually satisfactory merger agreement, approval of the transaction by the Independent Directors of the Company and receipt of all required United States and Korean governmental approvals.

          No assurance can be given that the above conditions will be satisfied or that the proposed acquisition will be consummated. A copy of Samsung's proposal letter is attached hereto as Exhibit 22.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.
     -----------

       22 Letter from Jong Yong Yun, President and Chief Executive Officer of Samsung to the Independent Directors, dated January 30, 1997

       23      Power of Attorney (Samsung Electronics America, Inc.)
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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 31, 1997




                                         SAMSUNG ELECTRONICS CO., LTD.


                                         By: /s/ JAE CHANG LEE
                                            -----------------------------------
                                                 Jae Chang Lee,
                                                 Director/General Legal Counsel



                                         SAMSUNG ELECTRONICS AMERICA, INC.


                                         By: /s/ JAE CHANG LEE
                                            -----------------------------------
                                                 Jae Chang Lee,
                                                 Attorney-in-Fact
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                                 EXHIBIT INDEX

         Exhibit No.                        Description
         ----------                         -----------
             22          Letter from Jong Yong Yun, President and Chief
                         Executive Officer of Samsung to the Independent
                         Directors, dated January 30, 1997

             23          Power of Attorney (Samsung Electronics America, Inc.)
